
02037736

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer


SEC MAIL PROCESSING
RECEIVED
MAY 2 8 2002
WASH, D.C.
165
SECTION

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

EXTENDICARE INC.
(Translation of registrant's name into English)

3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________

EXTENDICARE
3000 Steeles Avenue East, Markham, Ontario L3R 9W2
Tel: (905) 470-4000 Fax: (905) 470-5588

NEWS RELEASE

FOR IMMEDIATE RELEASE
May 9, 2002

Extendicare Inc. Reports Strong First Quarter Results

MARKHAM, ONTARIO (TSE: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. reported net earnings of $5.9 million ($0.08 per share) in the 2002 first quarter compared to a loss of $5.3 million ($0.08 loss per share) in the three months ended March 31, 2001.

"We expect 2002 to be profitable from ongoing operations. However, our level of earnings is dependent on the extension of current Medicare funding," said Mel Rhinelander, President and Chief Executive Officer. "We are encouraged by a recent decision of the Centers for Medicare and Medicaid Services to delay the implementation of the resident reclassification refinement, thereby extending the related add-ons for at least one additional year."

Earnings before interest, taxes, depreciation and amortization (EBITDA) as a percent of revenue increased 280 basis points to 9.0% from last year's first quarter, prior to the loss on asset disposals. EBITDA rose 52.8% to $38.9 million in the 2002 first quarter from $25.5 million in the 2001 first quarter.

U.S. EBITDA was up 70.1% due to higher revenue rates and census. Canadian EBITDA increased 7.0%, as positive funding changes and contributions from new Ontario nursing homes were partially offset by a decline in home care hours of service.

Revenue from ongoing operations grew 10.5%, or $41.0 million. Total revenue rose 5.7% quarter-over-quarter to $432.0 million, despite Extendicare's exit from the Texas nursing home market at the end of September 2001.

Revenue from ongoing U.S. operations rose 13.4%, excluding a $16.7 million contribution from the Texas nursing operations in last year's first quarter. U.S. Medicare census rose 130 basis points to 13.0% of total nursing census in the first quarter from the year ago level.

Revenue was up $2.2 million in Canada. Nursing homes improved by $10.0 million from the prior year quarter, with approximately $4.5 million due to new Ontario facilities. Home health care revenue declined by $7.7 million because of a 23.1% drop in hours of home care service to 1.4 million as a result of Ontario funding constraints, and the sale of our Canadian rehabilitative therapy business last year.

Strategic Initiatives
"For the Company as a whole, our strong performance in 2002 is a further indication of the effectiveness of our fundamental strategies – disposing of assets that fail to enhance Extendicare's value, while maximizing the performance of core assets," Mr. Rhinelander said.

"For example, Texas assets that are no longer operated by Extendicare generated revenue of US$11.0 million during the 2001 first quarter but contributed nothing to EBITDA before allocation of resident care liability costs. More importantly, by withdrawing from Texas, we eliminated exposure to resident care liability claims for incidents occurring there subsequent to September 30, 2001," he commented.

"With respect to our core assets, census development is the number one business priority of our U.S. business in 2002. Many other objectives are inherent in this goal. We cannot grow census without continuing to emphasize quality of care, focusing on human resources development and maintaining strong business partnerships. We are pleased with what we have achieved in the first quarter, particularly with respect to U.S. same-facility nursing home occupancy, which increased to 89.5% from the 2001 first quarter level," Mr. Rhinelander added.

Corporate
Under the terms of its November 27, 2001 Normal Course Issuer Bid, the Company purchased for cancellation 336,600 Subordinate Voting (EXE.A) and Multiple Voting (EXE) Shares, including 280,900 acquired in 2002 at an average cost per share of $5.07. The Bid expires on November 26, 2002.

At their meeting today, the Directors declared the quarterly dividend on Extendicare's Class I Preferred Shares, payable on August 15, 2002, to shareholders of record on July 31, 2002, and declared the monthly dividend of $0.067 per share on Extendicare's Class II Preferred Shares, Series 1 (EXE.PR.E), payable on June 17, 2002 to shareholders of record on May 31, 2002. The dividend on the Class I, Series 3 Preferred Shares (EXE.PR.C) is $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending June 30, 2002.

In addition, Crown Life Insurance Company, in which Extendicare holds 1,113,690 common shares, declared a cash dividend of $1.00 per share, payable May 31, 2002.

Extendicare, through its subsidiaries, operates 261 facilities with capacity for 26,400 residents in North America. Also offered in the United States are medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

In a separate news release issued today, Extendicare Inc. announced the 2002 first quarter financial results of its wholly owned United States subsidiary, Extendicare Health Services, Inc.

On May 10, 2002, at 10:00 a.m. (EDST), Extendicare Inc. will hold a conference call to discuss the Company's results for the first quarter. The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on May 24, 2002. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1130647. In addition, an archived audio recording of the call will be available on Extendicare's website.

Statements contained in this release that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words "anticipate", "believe", "estimate", "expect", "objective", "project", or words of like import. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.'s or Extendicare Health Services, Inc.'s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company's ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company's capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company's forward-looking statements.

For further information, contact:

Philip Small
Senior Vice-President of Strategic Planning and Investor Relations
Phone: (414) 908-8825
Fax: (414) 908-8111

Visit Extendicare's Website @ www.extendicare.com

EXTENDICARE INC.
Consolidated Statements of Earnings (Loss)
(unaudited)

(thousands of Canadian dollars except per share amounts)	Three months ended March 31	
	2002	**2001**
Revenue		
Nursing and assisted living centres		
United States	**304,567**	285,054
Canada	**75,303**	65,344
Outpatient therapy – U.S.	**3,910**	3,548
Home health – Canada	**35,499**	43,233
Other	**12,744**	11,551
	432,023	408,730
Operating and administrative costs	**386,955**	376,298
Earnings before undernoted	**45,068**	32,432
Lease costs	**6,148**	6,964
Depreciation and amortization	**17,420**	17,671
Interest, net	**15,761**	18,012
Loss from asset disposals and other items	**–**	2,153
Earnings (loss) before income taxes	**5,739**	(12,368)
Income taxes		
Current	**1,632**	109
Future (reduction)	**1,155**	(4,886)
	2,787	(4,777)
Earnings (loss) from health care before minority interests	**2,952**	(7,591)
Minority interests	**–**	24
Earnings (loss) from health care	**2,952**	(7,615)
Share of earnings of Crown Life	**2,984**	2,277
Net earnings (loss)	**5,936**	(5,338)
Net earnings (loss) per share	**0.08**	(0.08)

Note: Effective January 1, 2002, the Company adopted a new accounting policy resulting in the ceasing of amortization of goodwill and other intangible assets with an indefinite life. Had this policy been adopted January 1, 2001, amortization expense would have been $0.9 million lower for the three months ended March 31, 2001, with no offsetting income tax effect, representing $0.01 per share.

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

(thousands of Canadian dollars)	Three months ended March 31	
	2002	**2001**
Cash provided by (used in) operations		
Net earnings (loss)	**5,936**	(5,338)
Adjustments for:		
Depreciation and amortization	**17,420**	17,671
Provision for self-insured liabilities	**4,530**	4,471
Payments for self-insured liabilities	**(12,019)**	(13,142)
Future income taxes	**1,155**	(4,886)
Loss from asset disposals and other items	**–**	2,153
Undistributed share of earnings of Crown Life, net of dividends received	**(2,984)**	20,441
Other	**525**	1,180
	14,563	22,550
Net change in operating working capital, excluding cash		
Accounts receivable	**6,013**	28,663
Inventories, supplies and prepaid expenses	**(8,488)**	420
Accounts payable	**2,372**	(9,309)
Income taxes	**(3,776)**	(321)
	10,684	42,003
Cash provided by (used in) investment activities		
Property and equipment	**(7,317)**	(14,166)
Other assets	**3,499**	1,179
	(3,818)	(12,987)
Cash provided by (used in) financing activities		
Issue of long-term debt	**–**	29,194
Repayment of long-term debt	**(21,714)**	(29,681)
Purchase of subsidiary public debt	**–**	(16,735)
Decrease (increase) in investments held for self- insured liabilities	**(2,695)**	13,735
Purchase of shares for cancellation	**(1,460)**	(3,340)
Financing costs	**(79)**	(819)
Other	**(390)**	(876)
	(26,338)	(8,522)
Foreign exchange gain on cash held in foreign currency	**2**	66
Increase (decrease) in cash and cash equivalents	**(19,470)**	20,560
Cash and cash equivalents at beginning of period	**25,549**	9,034
Cash and cash equivalents at end of period	**6,079**	29,594

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

(thousands of Canadian dollars)	March 31 2002	Dec. 31 2001
Assets		
Current assets		
Cash and short-term investments	**13,188**	26,491
Accounts receivable	**186,485**	194,412
Income taxes recoverable	**12,139**	8,352
Future income taxes	**18,931**	17,987
Supplies, prepaids, inventory	**23,855**	15,227
	254,598	262,469
Property and equipment	**960,527**	968,202
Goodwill and other intangible assets	**123,509**	123,901
Other assets	**253,370**	249,730
	1,592,004	1,604,302
Investment in Crown Life Insurance Company	**138,924**	135,944
	1,730,928	1,740,246
Liabilities and Shareholders' Equity		
Current liabilities		
Bank overdraft	**7,109**	942
Accounts payable and accrued liabilities	**308,038**	306,825
Current maturities of long-term debt	**15,678**	23,128
	330,825	330,895
Accrual for self-insured liabilities	**166,889**	174,224
Long-term debt	**779,350**	788,354
Other liabilities	**47,826**	47,784
Future income taxes	**50,401**	48,293
	1,375,291	1,389,550
Shareholders' equity	**355,637**	350,696
	1,730,928	1,740,246

Note: Certain reclassifications have been made to the prior period results to conform to the 2002 presentation.

EXTENDICARE INC.
Financial and Operating Statistics
(unaudited)

	Three months ended March 31	
	2002	**2001**
Revenue (millions)		
United States	**$320.4**	$299.3
Canada	**111.6**	109.4
	$432.0	$408.7
EBITDA (millions)		
United States	**$31.3**	$18.4
Canada	**7.6**	7.1
	$38.9	$25.5
Health Care Net Earnings (Loss) (millions)		
United States	**$2.0**	$(8.9)
Canada	**0.9**	1.3
	$2.9	$(7.6)
Components of Earnings (Loss) per Share		
Health care operations, after preferred share dividends	**$0.04**	$(0.09)
Loss from asset disposals and other items	**–**	(0.02)
Share of earnings of Crown Life	**0.04**	0.03
	$0.08	$(0.08)
Cash Flow from Operations, before changes in Working Capital, per Share	**$0.20**	$0.31
U.S. Nursing Centre Percent of Revenue by Payor Source, same-facility basis		
Private/other	**19.3%**	20.5%
Medicare	**27.2**	24.7
Medicaid	**53.5**	54.8
U.S. Nursing Centre Patient Days by Payor Source, same-facility basis (thousands)		
Private/other	**209.5**	213.4
Medicare	**147.6**	130.9
Medicaid	**778.7**	775.6
Average Occupancy (excluding managed facilities)		
United States, same-facility basis	**88.7%**	87.3%
Extendicare Inc. total facilities in operation	**91.2**	89.8
Extendicare Inc., same-facility basis	**91.4**	90.3
Average US/Cdn. Dollar Exchange Rate	**1.5946**	1.5280

EXTENDICARE

Shareholders' Quarterly Report



Three Months ended
March 31, 2002

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Extendicare Inc. and notes thereto, together with the Management's Discussion and Analysis and audited consolidated financial statements and notes thereto found in Extendicare Inc.'s 2001 annual report.

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to "Extendicare" or the "Company" means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products. In the United States, the Company's wholly owned subsidiary, Extendicare Health Services, Inc. (EHSI) operates long-term care facilities and assisted living and retirement facilities in 15 states. EHSI provides inpatient routine nursing care and medical specialty services on an inpatient and outpatient basis.

In Canada, the Company's wholly owned subsidiary, Extendicare (Canada) Inc. (ECI), operates nursing and retirement centres in five provinces. It is a major provider of home health care in three provinces through its ParaMed Home Health Care division.

Extendicare, through its subsidiaries, operates 261 facilities (December 31, 2001 – 261) with capacity to care for 26,467 residents (December 31, 2001 – 26,339). Page 11 details the facilities and resident capacity by area.

Medicare

Medicare funding currently received includes temporary incremental funding enhancements enacted by Congress in 1999 and 2000. These funding enhancements fall into two categories being: (i) "Legislative Add-ons", which include a 16.66% add-on to the nursing component of the Resource Utilization Groupings III (RUGs) rate and a 4% base adjustment; and (ii) "RUGs Refinements", which include a 6.7% add-on to the 14 Rehab categories. The Legislative Add-ons are scheduled to sunset on September 30, 2002, and currently, no legislation has been introduced by Congress, nor have recommendations been made by the Centers for Medicare and Medicaid Services (CMS), to continue this funding. The RUGs Refinements continue until such time as CMS refines the RUGs categories.

On April 23, 2002, CMS announced its intention to delay the implementation of a RUGs refinement, thereby extending the related add-ons for at least one additional year.

The Company estimates that the average per diem effect of the Legislative Add-ons and RUGs Refinements, based on current rates and acuity mix is US$32.00 and US$25.00, respectively; representing incremental annual Medicare funding to EHSI, based on current volumes, of approximately US$19.0 million and US$15.0 million, respectively. A decision to discontinue all or part of the enhancements could have a significant impact on the Company.

2002 First Quarter Compared to 2001 First Quarter

Net earnings were $5.9 million ($0.08 per share) in the 2002 first quarter compared to a loss of $5.3 million ($0.08 loss per share) in the 2001 first quarter.

Revenue rose 5.7% quarter-over-quarter to $432.0 million.

Revenue from United States nursing and assisted living operations increased by $19.5 million to $304.6 million. As a result of ceased operations during 2001, revenue period-over-period was $16.7 million lower, while revenue from same-facility operations improved by $23.5 million. Improvements in same-facility revenue resulted from several factors. These included higher rates and improved patient census. In addition, the change in the U.S. foreign exchange rate on translation of United States operations added $12.7 million to the period-over-period variance.

The average exchange rate for the quarter used to translate the results of the United States operations to Canadian dollars was: 1.5946 for the 2002 first quarter and 1.5280 for the 2001 first quarter.

U.S. same-facility nursing occupancy increased to 89.5% from the 2001 first quarter level of 87.6%. In particular, Medicare census improved to 13.0% of total nursing census in the first quarter of 2002 from 11.7% in the prior year quarter.

On a same-facility basis for nursing operations, the Company's average daily Medicare rate increased to US$337 during the 2002 quarter compared to US$315 in the 2001 quarter. Similarly, the average daily Medicaid rate increased to US$125 from US$118.

Revenue from Canadian nursing centre operations rose by 15.2% to $75.3 million due to funding improvements and the newly operational Ontario beds, which contributed approximately $4.5 million to the quarter-over-quarter increase.

Canadian home health revenue declined by $7.7 million. The disposal of the rehabilitative therapy operations in 2001 resulted in lost revenue of $0.9 million. The remaining decrease was due to a 23.1% reduction in home care hours of service, with 1.40 million hours provided in the first quarter of 2002, compared to 1.82 million in the prior year quarter. Compared to the fourth quarter of 2001, home care hours declined by 7.6% in the first quarter of 2002. ParaMed's operations have experienced a decline in volumes in the Ontario market as a result of budget constraints among the Community Care Access Agencies that contract for the services. Management believes that the drop in home care hours has stabilized.

Other revenue of $12.7 million improved by $1.2 million as a result of increased operating lease revenue and growth in service contracts.

Earnings before interest, taxes, depreciation and amortization (EBITDA) as a percent of revenue increased 280 basis points to 9.0% from last year's first quarter, prior to the loss on asset disposals. EBITDA rose 52.8% to $38.9 million in the 2002 first quarter from $25.5 million in the 2001 first quarter, primarily as a result of improvements from the U.S. operations.

EBITDA from U.S. operations improved by $12.9 million. Substantially all of this improvement came from ongoing operations, as the ceased Texas nursing operations contributed nothing to EBITDA in last year's first quarter. The increase in EBITDA from ongoing operations was due to improved revenue rates, census, quality mix, and growth in management and consulting contracts.

EBITDA from Canadian operations rose by $0.5 million, with $1.8 million of improvements in nursing home operations due to funding enhancements and the new Ontario facilities, partially offset by a $1.3 million decline in home health care operations, due to a reduction in Ontario government contracted hours of service.

Depreciation, amortization and interest costs declined by $2.5 million in the 2002 first quarter compared to the prior year quarter, as a result of lower debt levels and interest rates.

Liquidity and Capital Resources

Long-term debt, including the portion due within one year, decreased to $795.0 million at March 31, 2002 from $811.5 million at the beginning of the year. The Company made repayments on its term debt of $13.7 million, and reduced the draw on its U.S. revolver loan by $8.0 million. Long-term debt increased by $4.8 million as a result of capital lease obligation funding received in connection with the financing of the new Ontario projects. The debt balance at the end of March 2002 increased over the balance at the beginning of the year by $0.4 million as a result of the change in the closing exchange rate on translation of U.S. operations. The closing rates used to translate U.S. operations were 1.5942 at March 31, 2002, and 1.5928 at December 31, 2001.

At March 31, 2002 the Company had cash and cash equivalents of $6.1 million, compared with $25.5 million at December 31, 2001.

Cash flow generated from operations before working capital changes was $14.6 million for the three months ended March 31, 2002 compared to $22.6 million in the same period of 2001. The first quarter 2001 includes a $22.6 million dividend from Crown Life Insurance Company. The improvement in earnings contributed to the otherwise positive quarter-over-quarter change.

The net change in operating working capital (excluding cash and borrowings included in current liabilities) reflected a use of cash of $3.9 million in the first three months of 2002 versus a source of cash of $19.5 million in the prior year period. The change in working capital for the 2002 first quarter primarily reflected an increase in prepaid expenses, partially offset by a reduction in accounts receivable. For the first quarter of 2001, the working capital change reflected a reduction in accounts receivable due to improved collection efforts, and due to operations disposed of during 2000, through both collections and an increase in allowance. Offsetting this source of cash in 2001 was a decline in accounts payable, also primarily due to the disposal of operations.

Property and equipment capital expenditures, net of financing, reflected on the cash flow statement were $7.3 million in the three months ended March 31, 2002 compared to $14.2 million in the prior year period. Of this, growth capital expenditures were $1.9 million compared to $7.8 million in the prior year period. These expenditures related to the construction of new Ontario facilities, and are net of financing for costs paid directly by Borealis under the capital lease arrangement of $4.8 million during the first quarter of 2002, and $4.5 million during the first quarter of 2001.

At March 31, 2002, the Company's accrual for self-insured general and professional liabilities was $166.9 million compared to $174.2 million at the beginning of the year. Claim payments, net of the current period provision, decreased the accrual by $7.5 million. The change in the United States exchange rate added an additional $0.2 million to the balance. Since January 1, 2001, EHSI no longer operates nursing and assisted living facilities in the State of Florida, and since October 1, 2001 EHSI exited the Texas nursing home market. Management believes the Company has provided sufficient reserves at the end of March 2002 for estimated costs of self-insured liabilities.

Under the terms of its November 27, 2001 Normal Course Issuer Bid the Company purchased for cancellation, as at May 15, 2002, 336,600 Subordinate Voting and Multiple Voting Shares. Of this amount 280,900 were acquired during 2002 at an average cost per share of $5.07. The Bid expires on November 26, 2002.

Crown Life Insurance Company, in which Extendicare holds 1,113,690 common shares, declared a cash dividend of $1.00 per share payable May 31, 2002.

The current level of cash flow, available bank credit facilities and long-term capital lease financing are sufficient to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At March 31, 2002, EHSI had US$76.9 million available under its revolver loan, and the Canadian operations had cash and available bank lines totalling $10.9 million. EHSI is in compliance with the financial covenants of its credit facility as of March 31, 2002.

Statements contained in this report that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words "anticipate", "believe", "estimate", "expect", "objective", "project", or words of like import. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.'s or Extendicare Health Services, Inc.'s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company's ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company's capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company's forward-looking statements.

EXTENDICARE INC.
Consolidated Statements of Earnings (Loss)
(unaudited)

(thousands of Canadian dollars except per share amounts)	Three months ended March 31	
	2002	2001
Revenue		
Nursing and assisted living centres		
United States	**304,567**	285,054
Canada	**75,303**	65,344
Outpatient therapy – U.S.	**3,910**	3,548
Home health – Canada	**35,499**	43,233
Other	**12,744**	11,551
	432,023	408,730
Operating and administrative costs	**386,955**	376,298
Earnings before undernoted	**45,068**	32,432
Lease costs	**6,148**	6,964
Depreciation and amortization	**17,420**	17,671
Interest, net	**15,761**	18,012
Loss from asset disposals and other items	**–**	2,153
Earnings (loss) before income taxes	**5,739**	(12,368)
Income taxes		
Current	**1,632**	109
Future (reduction)	**1,155**	(4,886)
	2,787	(4,777)
Net earnings (loss) from health care before minority interests	**2,952**	(7,591)
Minority interests	**–**	24
Net earnings (loss) from health care	**2,952**	(7,615)
Share of earnings of Crown Life	**2,984**	2,277
Net earnings (loss)	**5,936**	(5,338)
Basic earnings (loss) per share	**0.08**	(0.08)
Diluted earnings (loss) per share	**0.08**	(0.08)

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

(thousands of Canadian dollars)	Three months ended March 31	
	2002	2001
Cash provided by operations		
Net earnings (loss)	**5,936**	(5,338)
Adjustments for:		
Depreciation and amortization	**17,420**	17,671
Provision for self-insured liabilities	**4,530**	4,471
Payments for self-insured liabilities	**(12,019)**	(13,142)
Future income taxes	**1,155**	(4,886)
Loss from asset disposals and other items	**–**	2,153
Undistributed share of earnings of Crown Life, net of dividends received	**(2,984)**	20,441
Other	**525**	1,180
	14,563	22,550
Net change in operating working capital, excluding cash		
Accounts receivable	**6,013**	28,663
Inventories, supplies and prepaid expenses	**(8,488)**	420
Accounts payable and accrued liabilities	**2,372**	(9,309)
Income taxes	**(3,776)**	(321)
	10,684	42,003
Cash provided by (used in) investment activities		
Property and equipment	**(7,317)**	(14,166)
Other assets	**3,499**	1,179
	(3,818)	(12,987)
Cash provided by (used in) financing activities		
Issue of long-term debt	**–**	29,194
Repayment of long-term debt	**(21,714)**	(29,681)
Purchase of subsidiary public debt	**–**	(16,735)
Decrease (increase) in investments held for self-insured liabilities	**(2,695)**	13,735
Purchase of shares for cancellation	**(1,460)**	(3,340)
Financing costs	**(79)**	(819)
Other	**(390)**	(876)
	(26,338)	(8,522)
Foreign exchange gain on cash held in foreign currency	**2**	66
Increase (decrease) in cash and cash equivalents	**(19,470)**	20,560
Cash and cash equivalents at beginning of period	**25,549**	9,034
Cash and cash equivalents at end of period	**6,079**	29,594

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings (loss) for each of the periods ended March 31, 2002 and 2001 was $10.4 million and $10.2 million, respectively. Cash taxes for each of the periods ended March 31, 2002 and 2001 were taxes paid of $5.4 million and $0.4 million, respectively.

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

(thousands of Canadian dollars)	**March 31 2002**	**Dec. 31 2001**
Assets		
Current assets		
Cash and short-term investments	**13,188**	26,491
Accounts receivable	**186,485**	194,412
Income taxes recoverable	**12,139**	8,352
Future income taxes	**18,931**	17,987
Inventories, supplies and prepaid expenses	**23,855**	15,227
	254,598	262,469
Property and equipment	**960,527**	968,202
Goodwill	**115,297**	115,196
Other intangible assets	**8,212**	8,705
Other assets	**253,370**	249,730
	1,592,004	1,604,302
Investment in Crown Life Insurance Company	**138,924**	135,944
	1,730,928	1,740,246
Liabilities and Shareholders' Equity		
Current liabilities		
Bank overdraft	**7,109**	942
Accounts payable and accrued liabilities	**308,038**	306,825
Current maturities of long-term debt	**15,678**	23,128
	330,825	330,895
Accrual for self-insured liabilities	**166,889**	174,224
Long-term debt	**779,350**	788,354
Other liabilities	**47,826**	47,784
Future income taxes	**50,401**	48,293
	1,375,291	1,389,550
Share capital	**323,932**	325,005
Deficit	**(38,699)**	(44,108)
Foreign currency translation adjustment account	**70,404**	69,799
	1,730,928	1,740,246

EXTENDICARE INC.
Consolidated Statements of Deficit
(unaudited)

(thousands of Canadian dollars)	**Three months ended March 31**	
	2002	**2001**
Deficit		
Balance at beginning of period	**(44,108)**	(5,661)
Earnings (loss) for the period	**5,936**	(5,338)
Purchase of shares in excess of book value/transfer of contributed surplus	**(363)**	862
Preferred share dividends	**(164)**	(296)
Balance at end of period	**(38,699)**	(10,433)

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

1. Basis of Presentation

The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries ("Extendicare" or the "Company"). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. (EHSI) in the United States, and Extendicare (Canada) Inc. (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements, except for the policy changes described in Note 2. These unaudited interim period consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company's 2001 Annual Report.

Certain reclassifications have been made to the prior period results to conform to the 2002 presentation.

2. Changes in Accounting Policies

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", certain provisions of Section 1581 "Business Combinations" relating to goodwill and intangible assets, Section 3062 "Goodwill and Other Intangible Assets" and the revisions to Section 1650, "Foreign Currency Translation". As at March 31, 2002, the adoption of these new policies has not resulted in any adjustments to the opening deficit position. The details of the accounting policy changes are noted below:

(A) Stock-based Compensation

The Company grants stock options from time to time to its employees. No compensation cost is recorded for these stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The pro forma effect of accounting for these awards under the fair value based method is presented in Note 9.

(B) Foreign Currency Translation

The revision to Section 1650 eliminates the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences are now charged directly to income. The Company did not have any such amount deferred on its balance sheets as at December 31, 2001 or 2000, that would have required retroactive restatement.

(C) Business Combinations and Goodwill and Other Intangible Assets

Section 1581 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill.

Section 3062 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value in accordance with the provisions of Section 3062. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company did not have any reclassifications between goodwill and other intangibles upon adoption of the new standards. The Company reassessed the useful lives and residual values of all intangible assets acquired with estimable useful lives and has made no change to the amortization periods. Amortization of goodwill has ceased. A reconciliation of the impact to reported prior period's net income (loss) and per share amounts is presented in Note 8.

The Company has identified its reporting units and has compared the fair value of the reporting unit with its carrying value. In the first step of the procedure, to the extent the carrying amount of a reporting unit exceeds its fair value, an indication exists that the reporting unit goodwill may be impaired, and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the related carrying amount, both of which would be measured as of January 1, 2002. Any transitional impairment loss would be recognized when determined as a prior period adjustment to the opening deficit position at January 1, 2002. The Company has reviewed goodwill for impairment under the new policy and these tests indicate that no impairment currently exists, but no assurance can be given that impairment will not exist in the future.

3. Property and Equipment

In February 2001, ECI finalized an arrangement to finance eight new Ontario facilities under the terms of a capital lease with Borealis Long-term Care Facilities Inc. for an estimated $125.4 million. To the end of March 2002, Borealis had funded $88.7 million, of which $4.8 million was during 2002. The amounts funded have been capitalized as property and equipment, offset by a capital lease obligation.

The Ontario Government is funding a portion of the construction costs over a 20-year period, with approximately $74.4 million to be received by ECI, related to the above eight facilities. As each facility opens, a receivable from the government will be recorded and will offset the cost of construction, based upon applying a discount rate equivalent to the yield on a 20-year Ontario Government bond. During the quarter ended March 31, 2002, $3.0 million of amounts receivable had been recorded as a reduction of property and equipment related to a facility opened in January. As at March 31, 2002, the amounts receivable balance was $21.0 million related to the five facilities now completed.

In addition to the eight projects above, ECI has capital expenditure purchase commitments outstanding of $29.1 million related to two new Ontario facilities and is in the process of securing financing. The Company's U.S. operations have capital expenditure purchase commitments outstanding of US$2.4 million.

4. Other Intangible Assets

Other intangible assets relate to leasehold rights, which are amortized over the term of the lease including renewal options. As at March 31, 2002 these assets had a gross carrying value of $18.7 million and accumulative amortization of $10.5 million, for a net book value of $8.2 million. The aggregate amortization expense for the quarter ended March 31, 2002 was $0.5 million.

5. Investments held for Self-insured Liabilities

The Company invests funds to support the accrual for self-insured liabilities. At the end of March 2002, these funds totalled $69.9 million. Of this amount $48.4 million was reported in other assets as compared to $45.5 million at the beginning of the year. The Company's captive insurance company, Laurier Indemnity Company, Ltd., had an investment in EHSI Senior Subordinated Notes with a face value of $24.6 million (US$15.4 million) and a carrying value of $21.5 million (US$13.5 million) at the end of March. Accounting rules require that this intercompany investment be eliminated on consolidation, and therefore is reflected as a reduction of long-term debt. Most of the risks that the Company self-insures are long-term in nature and accordingly, claim payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

6. Long-term Debt

At March 31, 2002, long-term debt of $779.4 million is net of $44.5 million (US$27.9 million) in EHSI Senior Subordinated Notes held directly by Extendicare Inc. and Laurier Indemnity Company, Ltd. At that date, Extendicare Inc. held US$12.5 million face value of the notes, and Laurier held US$15.4 million. The Company acquired the bonds at a discount, which is being amortized over the term to maturity of the bonds. At March 31, 2002, the discount recorded in accounts payable was $9.3 million.

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements cont'd

7. Share Capital

During the three months ended March 31, 2002, the Company purchased 1,000 Class I Preferred Shares at a cost of $24,000 pursuant to the purchase obligation. Under the terms of a Normal Course Issuer Bids, the Company purchased and cancelled 170,000 Subordinated Voting Shares and 110,900 Multiple Voting Shares at a cost of $1.4 million. In addition, during the three months, 8,750 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $24,000. As a result of these transactions, the carrying value of capital stock has declined by $1.1 million and the net cost of purchases in excess of the carrying value of $352,000 has reduced retained earnings.

As at March 31, 2002, 4,767,600 Subordinate Voting Shares have been reserved under stock option plans of which a total of 2,787,625 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $22.05. During the quarter ended March 31, 2002, the Company granted 821,000 Subordinate Voting Shares with an option price of $4.36 to expire on February 20, 2007, and 367,500 options expired and/or were cancelled.

8. Net Income Disclosure

The following provides a reconciliation of the impact of the new standard for goodwill and other intangible assets had the new standard been applied in the comparable prior year period.

(thousands of dollars)	**Three months ended March 31**	
	2002	**2001**
Reported net earnings (loss)	5,936	(5,338)
Add back:		
Goodwill amortization	–	947
Adjusted net earnings (loss)	5,936	(4,391)

(dollars)	**Three months ended March 31**	
	2002	**2001**
Basic earnings (loss) per share		
Reported	0.08	(0.08)
Adjusted	0.08	(0.07)
Diluted earnings (loss) per share		
Reported	0.08	(0.08)
Adjusted	0.08	(0.07)

9. Pro Forma Net Earnings

The Company accounts for its employee stock option grants as capital transactions, whereby consideration paid by employees on the exercise of stock options is recorded as share capital. Section 3870 requires the disclosure of pro forma net income as if the Company had accounted for its stock options under the fair value method, whereby compensation costs based on the fair value of the grants are recognized over the vesting period. A summary of the pro forma impact on the consolidated statement of earnings is presented in the table below, and takes into account the impact of all stock options currently outstanding since the date of grant.

(thousands of dollars)	**Three months ended March 31, 2002**
Net earnings for the period	5,936
Compensation expense related to fair value of stock options, after taxes of $nil	(283)
Pro forma net income for the period	5,653

(dollars)	**Three months ended March 31, 2002**
Basic earnings per share	
Reported	0.08
Adjusted	0.08
Diluted earnings per share	
Reported	0.08
Adjusted	0.08

The fair value of the options granted during the quarter ended March 31, 2002 has been estimated at the date of grant using the following assumptions: risk-free interest rate of 3.74% to 4.54%, dividend yield of 0%, expected volatility of 47.4% and an expected life of the options of 4.4 years.

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements cont'd

10. Segmented Information

(millions of dollars)	Three months ended March 31	
	2002	**2001**
Revenue		
United States	**320.4**	299.3
Canada	**111.6**	109.4
	432.0	408.7
EBITDA		
United States	**31.3**	18.4
Canada	**7.6**	7.1
	38.9	25.5
Health Care Net Earnings (Loss)		
United States	**2.0**	(8.9)
Canada	**0.9**	1.3
	2.9	(7.6)

(millions of dollars)	Mar. 31 2002	Dec. 31 2001
Goodwill		
United States (note)	**115.0**	114.9
Canada	**0.3**	0.3
	115.3	115.2
Health Care Assets		
United States	**1,320.4**	1,324.4
Canada	**271.6**	279.9
	1,592.0	1,604.3
Investment in Crown Life	**138.9**	135.9
Total Consolidated Assets	**1,730.9**	1,740.2

Note: The change in United States goodwill relates to foreign currency translation of U.S. operations.

Extendicare Inc. Facility Location and Resident Capacity

at March 31, 2002	Nursing Centres		Assisted Living and Retirement Centres		Hospitals/Units		Total	
By State/Province	Number of Facilities	Resident Capacity	Number of Facilities	Resident Capacity	Number of Facilities	Resident Capacity	Number of Facilities	Resident Capacity
United States								
Pennsylvania	27	3,145	8	298	–	–	**35**	**3,443**
Massachusetts	5	606	–	–	–	–	**5**	**606**
Delaware	1	120	–	–	–	–	**1**	**120**
Ohio	30	3,144	3	165	–	–	**33**	**3,309**
West Virginia	1	120	–	–	–	–	**1**	**120**
Wisconsin	24	2,202	10	443	–	–	**34**	**2,645**
Minnesota	10	1,232	1	60	–	–	**11**	**1,292**
Indiana	17	1,827	3	133	–	–	**20**	**1,960**
Kentucky	18	1,510	1	39	–	–	**19**	**1,549**
Washington	15	1,477	8	381	–	–	**23**	**1,858**
Oregon	3	192	2	102	–	–	**5**	**294**
Idaho	2	178	–	–	–	–	**2**	**178**
Louisiana	3	567	–	–	–	–	**3**	**567**
Arkansas	1	96	3	181	–	–	**4**	**277**
Texas	–	–	2	110	–	–	**2**	**110**
Total United States	**157**	**16,416**	**41**	**1,912**	–	–	**198**	**18,328**
Canada								
Ontario	37	5,352	2	251	1	120	**40**	**5,723**
Alberta	15	1,229	–	–	–	–	**15**	**1,229**
Saskatchewan	5	654	–	–	–	–	**5**	**654**
Manitoba	2	458	–	–	–	–	**2**	**458**
British Columbia	1	75	–	–	–	–	**1**	**75**
Total Canada	**60**	**7,768**	**2**	**251**	**1**	**120**	**63**	**8,139**
TOTAL	**217**	**24,184**	**43**	**2,163**	**1**	**120**	**261**	**26,467**
By Type of Ownership								
United States								
Owned	122	12,223	35	1,691	–	–	**157**	**13,914**
Leased	17	1,867	1	65	–	–	**18**	**1,932**
Managed	18	2,326	5	156	–	–	**23**	**2,482**
Total United States	**157**	**16,416**	**41**	**1,912**	–	–	**198**	**18,328**
Canada								
Owned	51	6,785	1	149	–	–	**52**	**6,934**
Leased	2	129	–	–	–	–	**2**	**129**
Managed	7	854	1	102	1	120	**9**	**1,076**
Total Canada	**60**	**7,768**	**2**	**251**	**1**	**120**	**63**	**8,139**
TOTAL	**217**	**24,184**	**43**	**2,163**	**1**	**120**	**261**	**26,467**

Extendicare Inc. Financial and Operating Statistics (unaudited)	**Three months ended March 31**	
	2002	**2001**
Components of Earnings (Loss) per Share		
Health care operations, after preferred share dividends	**$0.04**	$(0.09)
Loss from asset disposals and other items	–	(0.02)
Share of earnings of Crown Life	**0.04**	0.03
	$0.08	$(0.08)
Cash Flow from Operations, before changes in Working Capital, per Share	**$0.20**	$0.31
U.S. Nursing Centre Percent of Revenue by Payor Source, same-facility basis		
Private/other	**19.3%**	20.5%
Medicare	**27.2**	24.7
Medicaid	**53.5**	54.8
U.S. Nursing Centre Patient Days by Payor Source, same-facility basis (thousands)		
Private/other	**209.5**	213.4
Medicare	**147.6**	130.9
Medicaid	**778.7**	775.6
Average Occupancy (excluding managed facilities)		
United States nursing, same-facility basis	**89.5%**	87.6%
United States nursing and assisted living, same-facility basis	**88.7**	87.3
Extendicare Inc. total facilities in operation	**91.2**	89.8
Extendicare Inc., nursing and assisted living, same-facility basis	**91.4**	90.3
Average US/Cdn. Dollar Exchange Rate	**1.5946**	1.5280

Investor Information

Stock Exchange Listings
Toronto Stock Exchange
New York Stock Exchange (EXE.A only)

Transfer Agents
Computershare Investor Services, Inc.
Tel: (800) 663-9097
www.computershare.com

Shareholder Inquiries
Jillian Fountain, Corporate Secretary
Tel: (905) 470-5534
e-mail: jfountain@extendicare.com

Investor Relations
Wendy Smith
Tel: (905) 470-5584
e-mail: wsmith@extendicare.com

Visit Extendicare's Website @ www.extendicare.com

Share Information

	Stock Symbol	Number Outstanding [1]	Closing Market Value [1]
Subordinate Voting Shares	EXE.A	58,383,261	$5.85
Multiple Voting Shares	EXE	12,665,017	6.10
Class I Preferred Shares			
Cumulative Redeemable, Series 2	EXE.PR.B	153,405	24.00
Adjustable Dividend, Series 3	EXE.PR.C	93,310	21.75
Adjustable Dividend, Series 4	EXE.PR.D	241,240	21.85
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	16.50

At April 30, 2002, 2,745,625 Subordinate Voting Shares were outstanding under options.

[1] at April 30, 2002, per the Toronto Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: May 24/02

By: Mark W. Durishan
Mark W. Durishan
Vice-President, Finance and
Chief Financial Officer